ATLAS RESOURCE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th Floor

Pittsburgh, Pennsylvania 15275

February 14, 2012

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.
Registration Statement on Form 10
File No. 1-35317

Dear Mr. Schwall:

Reference is made to the Registration Statement on Form 10 (File No. 1-35317) (as amended to date, the “Registration Statement”), filed by Atlas Resource Partners, L.P. (the “Partnership”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the common limited partnership units of the Partnership (the “Units”) have been approved for listing and registration.

Atlas Energy, L.P. (“Atlas Energy”) and the Partnership would like to consummate the distribution of the Units, as described in the Information Statement that is part of the Registration Statement, to the Atlas Energy unitholders of record as of February 28, 2012, and for the Units to commence trading on the NYSE on a “when issued” basis prior to the consummation of such distribution, which is scheduled to occur on March 13, 2012. Accordingly, the Partnership hereby request that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on February 14, 2012, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Partnership hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing

H. Roger Schwall

U.S. Securities and Exchange Commission

February 14, 2012

effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact David Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,

ATLAS RESOURCE PARTNERS, L.P.

By: Atlas Resource Partners GP, LLC, its general partner

By: Atlas Energy, L.P., its sole member

By: Atlas Energy GP, LLC, its general partner

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title: Vice President, Chief Legal Officer and Secretary